SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F         X         Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes            No          X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

CNH GLOBAL N.V.

Form 6-K for the month of April, 2004

Table of Contents:

1.	News Release dated April 8, 2004 "Jean-Pierre Rosso to Retire as Chairman of CNH; Katherine Hudson to
Become non-Executive Chairman".
2.	News Release dated April 8, 2004 "CNH Global N.V. to Release First
Quarter 2004 Earnings and Hold Conference Call on Wednesday, April 28, 2004".

News Release

Jean-Pierre Rosso to Retire as Chairman of CNH; Katherine Hudson to Become non-Executive Chairman

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (April 8, 2004) CNH Global N.V. (NYSE:CNH) announced today that Jean-Pierre Rosso has elected to retire from the company on the occasion of the company’s Annual Shareholders Meeting of April 26, 2004. Mr. Rosso has served as director and chairman of the board of CNH since the merger of Case and New Holland in November 1999, and was its CEO in the first year following the merger. Mr. Rosso had served as chief executive officer of Case Corporation from 1994 to 1999, leading that company’s IPO in June 1994, and assuming the additional role of chairman of the board in 1995.

CNH also announced that Katherine Hudson will be nominated as the company’s new non-executive chairman at the next Board of Directors meeting, also scheduled for April 26, 2004. Ms. Hudson joined the Case Corporation board in 1995, and has been a member of the CNH board since the merger. She was president and chief executive officer of Brady Corporation from 1994 until April 2003 and then served as chairman of the board until her retirement in November 2003.

“Jean-Pierre has been a far-sighted leader, a brilliant example of energy, wisdom and dedication to CNH and we wish him the best in his retirement,” Paolo Monferino, CNH president and chief executive officer, said.

“Kathy has shown invaluable judgment in providing direction in these eventful years of service as an independent director of the CNH Board since the merger of Case and New Holland and we are all very pleased that she is ready to accept this new challenge in her outstanding career. She also served as the chair of our Audit Committee.”

Following this change, CNH will continue to have a Board of Directors with a majority of independent directors and will continue the policy of the board’s independence with Katherine Hudson serving as the new non-executive chairman.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

     ■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

News Release

CNH Global N.V. to Release First Quarter 2004 Earnings and Hold Conference Call on Wednesday, April 28, 2004

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (April 8, 2004) CNH Global N.V. (NYSE:CNH) will release 2004 first quarter financial results at approximately 8:00 a.m. Eastern time on Wednesday, April 28, 2004. The full text of the release, along with the financial statements, will be available both from PR Newswire and on www.cnh.com.

Also on April 28th, at approximately 10:00 a.m. Eastern time, CNH will provide a live, listen only, audio webcast of the company’s quarterly conference call with security analysts and institutional investors. The webcast can be accessed either through www.cnh.com or CCBN’s individual investor center at www.fulldisclosure.com. Anyone unable to listen to the live webcast can access the replay at either site for two weeks following the event.

###

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

April 8, 2004